SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Andrew J. Nussbaum
Gavin D. Solotar
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EX-99.A.3: LETTER TO STOCKHOLDERS
EX-99.A.6: LETTER TO PARTICIPANTS
EX-99.E.2: CONFIDENTIALITY AGREEMENT
EX-99.E.3: SIDE LETTER TO THE CONFIDENTIALITY AGREEMENT
EX-99.E.4: SIDE LETTER TO THE CONFIDENTIALITY AGREEMENT
EX-99.1: ANNEX A INFORMATION STATEMENT
EX-99.2: ANNEX B OPINION OF J.P. MORGAN SECURITIES INC.
EX-99.3: ANNEX C DELAWARE APPRAISAL STATUTE

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is UAP Holding Corp., a Delaware corporation (“UAP” or the “Company”). The address of the principal executive offices of the Company is 7251 W. 4th Street, Greeley, CO 80634 and its telephone number is (970) 356-4400.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Shares”). As of the close of business on November 30, 2007, there were 52,457,020 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Agrium U.S. Inc., a Colorado corporation (“Offeror”), as disclosed in a Tender Offer Statement on Schedule TO dated December 10, 2007 (as amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding Shares at a purchase price of $39.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 10, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer will remain open for at least 20 business days. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 2, 2007 (as it may be amended from time to time, the “Agreement”) by and among Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium” or “Parent”), Utah Acquisition Co., a Delaware corporation (“Merger Sub”) and the Company. Pursuant to the Agreement, if at least a majority of the Shares are tendered and certain other conditions are met, Offeror will promptly purchase all tendered Shares (the time of acceptance for payment and payment, the “Acceptance Time”). Offeror can then choose to undertake one or more subsequent offering periods of between three and 20 business days in the aggregate in order to acquire additional Shares. Following the completion of the Offer, the Offeror has an option to purchase from the Company a number of Shares that, when added to the Shares that Parent and its subsidiaries (including the Offeror) own after the Offer is completed, will constitute the least amount reasonably required for Parent and its subsidiaries to own more than 90 percent of the outstanding Shares (such option, the “Top-Up Option”). The Top-Up Option can only be exercised when the Shares issued pursuant to the option will enable Offeror to obtain more than 90 percent of the outstanding Shares, and the number of Shares issued pursuant to the option cannot exceed the total number of authorized but unissued Company Shares. If, following the closing of the Offer and the exercise of the Top-Up Option (as described below), Offeror and Parent own at least 90 percent of the outstanding Shares and certain other conditions are satisfied, Parent and the Company are required to effect a “short form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote.

Upon completion of the Offer, any unvested employee stock options will vest in full and each stock option will be converted into the right to receive a cash amount equal to the product of (i) the excess, if any, of the Offer Price, without interest, over the option exercise price and, (ii) the number of Shares for which the option was exercisable, and each restricted stock unit denominated in Shares and each deferred equity unit denominated in Shares will vest in full and be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

Following the completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger. Upon the effective time of the Merger (the “Effective Time”), the Company will become an indirect wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than those held by Offeror or Parent or their subsidiaries and other than any Shares held by stockholders who properly exercise dissenters’ rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest. A copy of the Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 4582 S. Ulster Street, Suite 1700, Denver, Colorado 80237, and its telephone number is (303) 804-4400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent’s right pursuant to the Agreement to designate persons to the board of directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a)	Arrangements with Directors and Executive Officers of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the directors and officers of the Company have certain indemnification rights post-Merger, the transactions contemplated by the Agreement will result in payments in respect of the equity compensation awards held by the executive officers and non-employee directors of the Company and such transactions will constitute a change of control of the Company for purposes of the change of control employment agreements with executive officers that could entitle an executive officer to severance payments and benefits in the event of a qualifying termination of employment. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

The foregoing summary is qualified in its entirety by reference to the Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance.

Parent will cause the post-Merger Company to assume all indemnification obligations of the Company which now exist in favor of directors and officers of the Company, and Parent guarantees to the fullest extent permitted under applicable law the obligations of the post-Merger Company and its subsidiaries to honor this covenant. Parent will also cause the post-Merger Company to indemnify current and former directors, officers and employees of the Company and its subsidiaries.

For six years after the consummation of the Merger, Parent must cause the post-Merger Company to maintain in effect the Company’s current director and officer liability insurance policy on terms which are no less favorable than those currently in effect, subject to a 250 percent cap on premiums and certain other conditions.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans.

Employee Stock Options.  The Offer is made only for Shares and is not made for any options to purchase Shares that were granted under any Company stock option plan. Under the Agreement, each option to acquire Shares granted under the Company’s stock option plans, including those held by Company executive officers, that is not fully vested and exercisable and that is outstanding immediately prior to the Acceptance Time will automatically fully vest and become exercisable effective as of the Acceptance Time. Upon the Acceptance Time, each outstanding stock option will convert into the right to receive an amount in cash, without interest, equal to (i) $39.00 less the exercise price of the applicable stock option, multiplied by (ii) the aggregate number of Shares into which the applicable stock option was exercisable immediately prior to the Acceptance Time. The Company will pay the holders of Company stock options the cash payments (less required withholding taxes) in respect of their stock options within five business days following the Acceptance Time. As of December 2, 2007, the Company’s eight executive officers as a group held options to purchase 953,776 Shares at an exercise price of $2.56 per share, 845,120 of which were vested and exercisable as of that date and, assuming the Acceptance Time occurs on January 8, 2008, 108,656 of which would vest on an accelerated basis. As of December 7, 2007, the Company’s non-employee directors do not hold any options to purchase Shares.

Restricted Stock Units.  The Offer is made only for Shares and is not made for any restricted stock units (“RSU”) granted under any Company incentive plan. Under the Agreement, each outstanding RSU in respect of Shares granted under the Company’s stock incentive plans, including those held by Company executive officers, that is outstanding upon the occurrence of the Acceptance Time will automatically fully vest effective as of the Acceptance Time. Upon the Acceptance Time, each outstanding RSU will convert into the right to receive an amount in cash, without interest, equal to $39.00. The Company will pay the holders of RSUs the cash payments (less required withholding taxes) in respect of the RSUs within five business days following the Acceptance Time. As of December 7, 2007, the Company’s eight executive officers as a group held RSUs in respect of 258,892 Shares that, assuming the Acceptance Time occurs on January 8, 2008, would vest on an accelerated basis. As of December 7, 2007, the Company’s non-employee directors do not hold any RSUs in respect of Shares.

Deferred Equity Units.  The Offer is made only for Shares and is not made for any deferred equity units granted under any Company deferred compensation plan. Under the Agreement, effective as of the Acceptance Time, all amounts held in participant accounts and denominated in Shares either under the Company’s Directors Deferred Compensation Plan or pursuant to individual deferred compensation agreements will automatically fully vest and convert into the right to receive an amount in cash equal to (i) $39.00 multiplied by (ii) the aggregate number of Shares deemed held in such participant’s accounts. The obligation in respect of the deferred equity units will be payable or distributable in accordance with the terms of the agreement or plan relating to such deferred equity units and, prior to the time of any distribution, such deferred amounts will be permitted to be deemed invested in another investment option under the applicable agreement or plan, as elected by the participant. As of December 2, 2007, no deferred equity units were held by Company executive officers, and deferred equity units in respect of 4,842 Shares were held by three non-employee directors, all of which were fully vested prior to the date hereof.

Change of Control Employment Agreements with Executive Officers.  On May 22, 2007 (October 16, 2007, with respect to Jeffrey Rutherford), the Company entered into change of control employment agreements with Company executive officers, including L. Kenneth Cordell (the Company’s President, Chairman and Chief Executive Officer), David W. Bullock (the Company’s Executive Vice President and Chief Operating Officer), David J. Tretter (the Company’s Executive Vice President, Procurement), Dean M. Williams (the Company’s Executive Vice President, Distribution), Kevin M. Howard (the Company’s Executive Vice President, Products Company), Todd A. Suko (the Company’s Vice President, General Counsel and Secretary), and Alan E. Kessock (the Company’s Chief Accounting Officer). Pursuant to the approval of the Compensation Committee of the Board, these change of control employment agreements were amended and restated in connection with entering into the Agreement to reflect certain technical changes as a result of the guidance from the Internal Revenue Service on deferred compensation and to clarify that, in the event the target bonus for the current year has not previously been established, the applicable bonus for purposes of the agreements is the target bonus for the prior year.

The change of control agreements provide that if the executive officer’s employment is terminated by the Company without “cause” or by the executive officer for “good reason” during the two-year period following a change of control of the Company, subject to his execution and non-revocation of a general release of claims against the Company and its affiliates, the Company will pay the executive officer a lump sum cash payment consisting of:

(i) any unpaid base salary through the date of termination, a pro-rata target bonus for the year of termination, and any accrued vacation pay to the extent not previously paid; and

(ii) the product of (x) two (for Mr. Cordell) or 1.5 (for Messrs. Bullock, Tretter, Williams, Howard, Suko and Rutherford), and (y) the sum of the executive officer’s annual base salary and target bonus, or in the case of Mr. Kessock, an amount equal to one-times the executive officer’s annual base salary.

The completion of the Offer by Offeror would constitute a change of control under these agreements. If the Acceptance Time were to occur on January 8, 2008 and immediately thereafter each executive officer’s employment was terminated either by the Company without “cause” or by the executive officer for “good reason,” the estimated cash severance benefits that would be payable to each executive officer under the amended and restated change of control agreements is approximately: $3.7 million to Mr. Cordell; $1.3 million to Mr. Bullock; $1 million to each of Messrs. Tretter, Williams and Howard; $800,000 to Mr. Suko; $1.2 million to Mr. Rutherford; and $335,000 to Mr. Kessock. In addition, the executive officers would become entitled to continuation coverage under the Company’s health care plans at the Company’s sole expense for 18 months (12 months, in the case of Mr. Kessock) following the date of termination.

Each of the executive officers (other than Mr. Kessock) would be eligible for tax gross-up payments in reimbursement for any “golden parachute” excise tax imposed on the payments and benefits made in connection with the transactions contemplated by the Agreement (which may include the severance payments and benefits described above following termination of employment), unless the value of such payments and benefits does not exceed 110 percent of the greatest amount payable without triggering the excise tax, in which case the payments and benefits will be reduced to such amount. With respect to Mr. Kessock, the Company will reduce the severance payments and benefits under his change of control severance agreement to the greatest amount payable without triggering the excise tax, if the reduction results in a larger net after-tax benefit to the executive than if he had received payments that exceeded such amount.

Pursuant to the agreements, each executive officer is subject to a one-year post-termination non-solicitation covenant and an on-going confidentiality covenant.

Miscellaneous.  In connection with entering into the Agreement, it was agreed between the parties that, with respect to the Company’s 2008 fiscal year, the aggregate amount of the annual incentive pool would be no more than $27 million in cash, a portion of which the executive officers will be eligible to be allocated consistent with past practice. In addition, it was agreed that (i) a discretionary contribution of at least two percent of each eligible employee’s covered compensation will be made in respect of the Company’s 2008 fiscal year to the account of each eligible employee participating in the Company Retirement Income Savings

Plan, and it is possible that some or all of the executive officers will receive the benefit of such contribution, and (ii) there would be a $2 million retention pool to be allocated by the Company’s Chief Executive Officer to employees of the Company (other than the executive officers and the other employees who are party to a change of control employment agreement or other employment agreement with the Company).

(b)	Arrangements with Parent and Merger Sub.

The Agreement.

The summary of the material terms of the Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is being filed as an exhibit to the Schedule TO). The summary of the Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. In particular, the Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Parent. The representations and warranties contained in the Agreement have been negotiated with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer and Merger, or a party may have the right to terminate the Agreement, including if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Confidentiality Agreement.

The Company and Parent entered into a confidentiality agreement dated September 25, 2006 (“Confidentiality Agreement”) in connection with a potential merger, acquisition or other extraordinary business transaction between the parties (a “Transaction”). As a condition to being furnished confidential Evaluation Material (as defined in the Confidentiality Agreement), each party agreed, among other things, to keep the Evaluation Material confidential, to protect the Evaluation Material and to use the Evaluation Material solely for the purpose of evaluating a Transaction between the Company and Parent.

In addition, for a period of eighteen (18) months from the date of the Confidentiality Agreement, the parties agreed that neither party will directly or indirectly, solicit for employment or hire any executive officer, senior manager or other employee or officer of the other party with whom such party had any contact, or of whom such party became aware, in connection with its consideration of a Transaction.

On November 16, 2007, the parties executed a side letter agreement to the Confidentiality Agreement, confirming that any merger, acquisition or other extraordinary business transaction between the parties resulting from their ongoing discussions would constitute a Transaction for purposes of the Confidentiality Agreement. On November 25, 2007, the parties entered into a further clarifying side letter regarding the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and related side letter agreements. The Confidentiality Agreement is filed as Exhibit (e)(2) hereto, the side letter dated November 16, 2007 is filed as Exhibit (e)(3) hereto, and the side letter dated November 25, 2007 is filed as Exhibit (e)(4) hereto, and each is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

The Board, during a meeting held on December 2, 2007, unanimously (i) determined the Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Company and its stockholders, (ii) adopted resolutions approving and declaring advisable the Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Agreement and the transactions contemplated thereby, including the Merger.

(b)	Background and Reasons for the Board’s Recommendation.

On a few occasions in early 2006, members of the Board had informal discussions with members of senior management of Parent regarding a potential transaction between Parent and the Company. The parties discussed a possible joint venture, an acquisition by Parent of certain of the Company’s businesses or an acquisition by Parent of the Company. No specific proposal resulted from these discussions.

In September of 2006, preliminary discussions between Parent and the Company ensued, and the parties entered into a Confidentiality Agreement on September 25, 2006. Representatives of Parent and the Company met to discuss potential synergies that could result from a business combination. Following this discussion, representatives of Parent sent a list of preliminary due diligence questions to the Company.

Beginning in early October of 2006, the Company engaged Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal counsel and J.P. Morgan Securities Inc. (“JPMorgan”) as its financial advisor. Parent engaged in preliminary due diligence with respect to the Company. On October 6, 2006, L. Kenneth Cordell, the Chief Executive Officer, Chairman and President of the Company, and David Bullock, then the Chief Financial Officer of the Company, discussed potential synergies and due diligence questions with representatives of Parent.

In mid-October of 2006, Parent proposed a purchase price of $26.00 in cash for each Share. At a Board meeting shortly thereafter, the Board concluded that the offer was not attractive. The parties engaged in further discussions, including with respect to a possible increase in Parent’s offer price as well as the financing that would be required by Parent for a potential transaction.

The parties continued their discussions during October of 2006, including continued due diligence by Parent and its advisors with respect to the Company. Later in October, Parent proposed a purchase price of $28.00 per Share, subject among other things to completion of due diligence and contingent on successful efforts to raise financing for the acquisition. On October 22, 2006, the Board discussed this offer but rejected it as too contingent. Later that month, the parties agreed to terminate discussions.

Since that time through October of 2007, the Board periodically reviewed strategic alternatives and resumed focus on its strategy of organic improvements as well as growth by acquisitions. On February 13, 2007, Mr. Cordell met with Michael Wilson, President and Chief Executive Officer of Parent, to discuss a potential transaction, but no preliminary proposal developed.

On August 21, 2007, Messrs. Wilson, Cordell and Bullock, and also Andrew Mittag, Senior Vice President, Corporate Development and Strategy of Parent, met to discuss a potential transaction. Mr. Cordell subsequently called Mr. Wilson to inform him that Parent would need to indicate a proposed price for the acquisition of the Company by Parent in order to resume due diligence.

On November 2, 2007, Mr. Wilson contacted Mr. Cordell and indicated that he would like to meet with him to discuss a potential business combination.

On November 5, 2007, Messrs. Wilson and Mittag presented an acquisition proposal at a meeting with Mr. Cordell and other members of the Company’s senior management. Parent proposed, subject to certain conditions, to acquire all of the outstanding Shares of the Company at a purchase price of $36.75 per Share, with $15.48 to be paid in cash and $21.27 to be paid in Parent common shares. Parent’s proposed purchase price represented a 20 percent premium to the Company’s then 20-day volume weighted average Share price of $30.61.

On November 6, 2007, the Board met to consider Parent’s offer. Representatives of Wachtell participated in the meeting. The Board concluded that Parent should be informed that the Company was not interested in an acquisition offer at their proposed purchase price, which they deemed insufficient. The following day, Mr. Cordell contacted Mr. Wilson to inform him that, in order for negotiations to proceed, Parent would need to raise its proposed price and provide the Company with assurances regarding the certainty of consummation of the transaction.

On November 8, 2007, Parent submitted a revised offer to Mr. Cordell, which proposed that, subject to certain conditions, Parent would acquire all of the outstanding Shares of the Company for an all-cash price of $38.00 per Share. The letter indicated that Parent envisioned effecting the transaction by means of a tender offer, followed by a back-end merger, subject to certain conditions, with an intended announcement date for the transaction of November 26, 2007. Parent also requested that the Company provide access to certain key personnel and information in order to assist Parent in preparing the financial statements that would be required to finance the transaction.

On November 9, 2007, the Board met to consider Parent’s revised proposal. The directors discussed the terms of the offer, and concluded that prior to responding to Parent, they should engage a financial advisor in connection with the Parent proposal. Thereafter, representatives of Parent, the Company and their respective advisors engaged in various discussions and negotiations regarding the terms of the potential transaction.

On November 10, 2007, the Company decided to engage JPMorgan to act as its financial advisor with respect to a potential transaction with Parent. The engagement of JPMorgan was formalized through the execution of an engagement letter dated November 29, 2007 between the Company and JPMorgan.

On November 15, 2007, the Board met to further consider the terms of Parent’s proposal, and it decided to authorize the Company and its advisors to engage in negotiations with Parent and Parent’s advisors and representatives, on the basis that the offer be increased and otherwise have a high degree of certainty of completion of the transaction. Parent commenced work relating to the reconciliation of the Company’s financial statements to Canadian generally accepted accounting principles. The Board also determined that a subgroup of the Board, including Mr. Cordell, would form a working group for purposes of transaction negotiations, and provide periodic updates to the full Board.

On November 16, 2007, the Company and Parent executed a side letter to the Confidentiality Agreement, confirming that any merger, acquisition or other extraordinary business transaction between the Company and Parent resulting from their ongoing discussions would be subject to the Confidentiality Agreement.

Over the next several days, the Company responded to Parent’s requests for information and several discussions took place between representatives of the Company, Parent and their respective advisors, covering topics ranging from due diligence matters, timing of the transaction in view of regulatory requirements, negotiation of provisions in a draft merger agreement, and information required in connection with Parent’s efforts to finance the acquisition, as well as other customary topics.

On November 18, 2007, the working group of the Board met and was briefed by JPMorgan, Wachtell and certain members of Company management regarding the status of negotiations and Parent’s ongoing due diligence review of the Company. On November 21, 2007, the Company granted Parent and its advisors access to a data room containing certain due diligence materials. Thereafter, representatives of Parent, the Company and their respective advisors continued to engage in various discussions and negotiations regarding the terms of the potential transaction.

On November 27, 2007, Mr. Cordell updated the working group and Wachtell provided an overview of its ongoing negotiations with Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), which had been engaged as Parent’s U.S. legal counsel. JPMorgan also participated in the discussion. The following day, Messrs. Wilson and Cordell had a call in which they agreed to recommend a price of $39.00 per Share to their respective boards of directors. On November 29, 2007, the working group again met and was updated by Mr. Cordell.

On November 30, 2007, the Board met and discussed the status of conversations with Parent regarding the contemplated acquisition transaction. The Board discussed and reviewed the proposed merger agreement, which provided for a tender offer followed by a back-end merger of a subsidiary of Parent into the Company. Representatives of JPMorgan presented financial analyses to the Board.

On December 2, 2007, the Company and its advisors, including Wachtell, and Parent and its advisors, including Paul Weiss, completed the final negotiations and drafting of the proposed Agreement and related documentation.

On December 2, 2007, the Board met and considered the proposal for an acquisition transaction with Parent at $39.00 per Share. At such meeting, JPMorgan reviewed a draft of the written fairness opinion it expected to deliver when the Agreement was signed, and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 2, 2007, that as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $39.00 per Share in cash to be received by Company stockholders pursuant to the terms of the Agreement was fair from a financial point of view to such holders. The full text of the written opinion of JPMorgan, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex B.

The Board unanimously (a) determined that the Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to and in the best interests of the Company and its stockholders, (b) adopted resolutions approving and declaring advisable the Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended, subject to the terms and conditions in the Agreement, that the Company’s stockholders accept Parent’s offer and tender their Shares in the Offer and, if required by law, adopt and approve the Agreement and the transactions contemplated thereby, including the Merger. Later that day, the Company, Parent and Merger Sub executed the Agreement and, before the opening of the markets on December 3, 2007, issued a joint press release announcing the transaction.

Reasons for the Recommendation.

In reaching its decision to approve the Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•	The Board’s belief that the Offer and the Merger represented the best prospect for maximizing risk-adjusted stockholder value, based on (a) the Board’s assessment, after consultation with its financial advisors, of the alternatives, including continuing to operate as an independent public company and entering the market periodically to repurchase Company stock, recapitalization through incremental increases in debt, or a leveraged buy-out transaction; (b) the Board’s belief that it was unlikely there would be another party interested in acquiring the Company at a comparable price, and that a transaction with other potential acquirers would be less certain to be completed; (c) the risk of loss of opportunity to enter into a transaction with Agrium; and (d) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•	The current and prospective conditions of the agrichemical industry and how the challenges facing the Company have evolved over the last several years. In particular, the Board considered the ability of the Company to compete and the rate at which the Company’s business could expand in current market conditions. The Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. The Board evaluated the opportunities and risks inherent in attempting to achieve those objectives through a standalone business model.

•	The price to be paid pursuant to the Offer and the Merger, which represented a 30 percent premium over the closing price of the Shares on November 30, 2007 and a 27 percent premium over the volume weighted-average trading price for Shares on the NASDAQ for the 20 trading days ended November 30, 2007.

•	The financial analyses and opinion of JPMorgan delivered orally to the Board on December 2, 2007, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $39.00 per Share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Agreement was fair from a financial point of view to such holders. The full text of the written opinion of JPMorgan, dated December 2, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached hereto as Annex B and is incorporated herein by reference. JPMorgan provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. JPMorgan’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of JPMorgan’s opinion, see “— (d) Opinion of the Company’s Financial Advisor” below.

•	The Board’s belief that Parent is an attractive strategic acquirer, having a complementary business platform with significant strategic relevance to the Company’s business, substantial financial resources and a strong business reputation.

•	The Company’s ability, prior to the Acceptance Date, to entertain subsequent acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited bona fide acquisition proposal that the Board reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is likely to result in or constitute a Superior Proposal (as defined in the Agreement).

•	The Board’s ability, prior to the Acceptance Date, to change its recommendation regarding the advisability of the Offer and the Merger if it concludes in good faith, after receiving the advice of outside legal counsel, that the failure of the Board to make such a change in recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	The Company’s right to terminate the Agreement prior to the Acceptance Date to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal (as defined in the Agreement) if certain conditions are satisfied and the Company pays a termination fee (including expenses incurred by Parent in connection with the transaction) of up to $54 million to Parent, which represents approximately 2.5 percent of the transaction value to the Company’s Stockholders.

•	The Company’s right to terminate the Agreement prior to the Acceptance Date in the event of certain breaches or failures by Parent or Merger Sub of their representations, warranties, covenants or agreements set forth in the Agreement.

•	The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and are not subject to its ability to obtain financing.

•	The other terms of the Agreement, including Parent’s willingness to close the Offer in a prompt manner and its commitment to take necessary actions, subject to certain limitations, to obtain regulatory approvals.

•	The fact that Stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law (the “DGCL”) (as described in Item 8 below), whether or not a Stockholder vote is required to approve the Merger.

•	The fact that Parent has firmly committed financing from a reputable financing source for both the Offer and the Merger.

•	The fact that the transaction is structured as a tender offer which can generally be completed, and cash consideration delivered to Stockholders, on a shorter timetable than would have been the case with a one-step merger.

The Board weighed the foregoing factors against the following negative considerations:

•	The covenant in the Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Agreement requiring the Company to pay a termination fee of up to $54 million (including Parent’s expenses) if the Company terminates the Agreement to accept a Superior Proposal (as defined in the Agreement).

•	The covenants in the Agreement restricting the conduct of the Company’s business prior to the completion of the Merger to conduct that is in the ordinary course consistent with past practice in all material respects, as well as various other operational restrictions on the Company and its subsidiaries prior to the completion of the Merger.

•	The risk, which was judged to be small, that Parent will be unable to obtain the financing necessary to complete the Offer and the Merger.

•	The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships.

•	The fact that the Company’s Stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company.

•	The risk that Parent may terminate the Agreement and not complete the Offer in certain circumstances, including if there is a Material Adverse Effect (as defined in the Agreement) on the Company’s business, results of operation or financial condition, or if the Company does not perform its obligations under the Agreement in all material respects.

•	The fact that the all-cash consideration in the transaction would be taxable to the Company’s Stockholders that are U.S. persons for U.S. federal income tax purposes.

The Board also considered the following:

•	The other terms and conditions of the Offer, the Merger and the Agreement.

•	The Company directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

The Board carefully considered the risks and uncertainties associated with the Company remaining an independent publicly traded company. Many of those risks are described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K, which include the following:

•	The Company’s and its customers’ businesses are subject to seasonality and this may affect the Company’s revenues, carrying costs, and collection of receivables.

•	Weather conditions may materially impact the demand for the Company’s products and services.

•	The Company’s industry is very competitive and increased competition could reduce sales and profit margins.

•	The Company’s industry is dependent on farm expenditures for crop inputs.

•	The Company’s growth within the agricultural inputs distribution industry is partially dependent upon acquisitions, which could adversely affect the Company’s future performance.

•	The Company’s success depends on a limited number of key employees, and the Company may not be able to adequately replace them if they leave.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s stockholders significantly outweigh the risks of such transactions, and that the Offer and the Merger represent the best strategic alternative to maximize stockholder value with minimal risk of non-completion.

In addition, the Board considered the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s stockholders. The Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are based on contractual arrangements which were in place prior to the negotiation of the Agreement and the Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record or beneficially owned, other than Shares that remain subject to unexercised stock options and other than Shares that may be sold, pursuant to any Rule 10b5-1 plan in effect on or prior to the date of the Agreement or otherwise. No subsidiaries of the Company own Shares.

(d)	Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated November 29, 2007, the Company retained JPMorgan as its financial advisor in connection with the transactions contemplated by the Agreement and to deliver a fairness opinion in connection with the proposed Offer and Merger.

At the meeting of the Board on December 2, 2007, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be received by holders of Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of JPMorgan dated December 2, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion in its entirety. JPMorgan provided its opinion to the Board in connection with and for the purposes of the Company’s evaluation of the transactions contemplated by the Agreement. The JPMorgan opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to any matter. JPMorgan’s opinion did not address, in the case of the Merger, (i) consideration to be received for Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, (ii) any Shares held by the Company as treasury stock or by any subsidiary of the Company and (iii) any Shares owned by Parent or Merger Sub or any of their respective subsidiaries. The opinion was approved by JPMorgan’s fairness committee.

In arriving at its opinions, JPMorgan, among other things:

•	reviewed the Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for shares of such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed the accuracy and completeness of all information material to JPMorgan’s analysis that was publicly available or was furnished to or discussed with JPMorgan by the Company or otherwise reviewed by or for JPMorgan, and JPMorgan has not independently verified (nor has JPMorgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPMorgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has JPMorgan evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Offer, Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. JPMorgan also assumed that the representations and warranties made by the Company, Agrium and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan has relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the assessments made by advisors to the Company. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to, JPMorgan as of the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the proposed Offer and Merger, and JPMorgan has expressed no opinion as to the fairness of the Offer or Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and Merger. JPMorgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of the Company, or any class of such persons relative to the consideration to be received by the holders of the Shares in the Offer and Merger or with respect to the fairness of any such compensation. JPMorgan notes that it was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

The projections furnished to JPMorgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the Offer and Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

Public Trading Comparable Analysis.

Using publicly available information, JPMorgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be relevant to the Company’s business. In its analysis, JPMorgan identified two sets of comparable companies: distribution companies and AgInput companies, which consist of fertilizer and agricultural chemical producers. The distribution companies selected by JPMorgan included Genuine Parts Co, W.W. Grainger, Inc., Wesco International, Inc., Owens & Minor, Inc., Applied Industrial Technologies, Inc., Watsco, Inc. and Performance Food Group Company. These companies were selected, among other reasons, because of their operational similarities with the Company’s business, although none are distributors of agricultural chemicals. The AgInput companies selected by JPMorgan included Monsanto Company; The Mosaic Company; Potash Corporation of Saskatchewan; Syngenta AG and Makhteshim Agan Group Ltd. These companies were selected, among other reasons, because they have significant exposure to the agricultural market, the primary market served by the Company. JPMorgan deemed the distribution companies to be the most relevant comparable group; however, none of the distribution companies selected is identical or directly comparable to the Company. For each comparable company, publicly available financial performance was estimated by using the median of the Institutional Brokers Estimate System estimates through the twelve months ended December 31, 2008. JPMorgan selected the mean and the median value for each multiple based on closing stock prices as of November 29, 2007 and the balance sheet as of the latest publicly announced quarter. In conducting this analysis, JPMorgan computed the firm value of the selected companies, which was based on the market value of such company’s equity as at November 29, 2007, plus each such company’s net debt, to estimated 2008 earnings before interest, tax, depreciation and amortization (“EBITDA”). The following table represents the results of this analysis:

Peer group	Range		Median

Distribution companies	6.8x-8.3	x	8.2	x
AgInput companies	9.2x-20.1	x	12.9	x

Based on the multiples of firm value computed as set out above and taking into account differences in the Company’s business and such other factors as JPMorgan deemed appropriate, JPMorgan derived a range of multiples of firm value to estimated EBITDA for the fiscal year ended February 2009 for the Company. These multiples were then applied to estimates provided by management of the Company and analysts’ consensus estimates of fiscal year ended February 2009 EBITDA resulting in implied equity values for the Company between $26.50 to $35.75 based on financial projections for the Company prepared by management of the Company and $24.00 to $32.75 per share for analysts’ consensus estimates.

Selected Transaction Analysis.

Using publicly available information, JPMorgan examined the following transactions involving agricultural chemical distributors, fertilizer producers and agricultural chemical producers:

Date Announced	Target	Acquirer

November, 2007	Nufarm Limited	Consortium comprising China National Chemical Corporation, The Blackstone Group and Fox Paine Management III, LLC
October, 2007	Arysta LifeSciences Corp.	Permira Advisers LLC
May, 2007	Kemira GrowHow	Yara International
December, 2006	12.5% share of Sociedad Quimica y Minera SA	Potash Corporation of Saskatchewan
November, 2005	Royster-Clark Ltd.	Agrium Inc.
August, 2004	Mississippi Chemicals	Terra Industries Inc.
January, 2004	IMC Global Inc.	Cargill Crop Nutrition

These transactions were deemed to be the most relevant in evaluation of the Offer and Merger in JPMorgan’s judgment.

For each of the selected transactions, JPMorgan calculated and, to the extent information was publicly available, compared the transaction’s firm value as a multiple of the target’s last 12 months’ EBITDA. JPMorgan then calculated the target’s equity value per share. The Royster-Clark Ltd. acquisition by Parent was deemed to be the most relevant of the selected transactions.

JPMorgan applied a range of multiples derived from such analysis to the Company’s last 12 months’ EBITDA, and arrived at an estimated range of equity values for the Shares of between $25.00 to $27.25 per share.

Discounted Cash Flow Analysis.

JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per Share. JPMorgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2009 through 2017 based upon three financial projections scenarios prepared by the management of the Company. For all three scenarios, JPMorgan also calculated a range of terminal asset values of the Company at the end of the 10-year period ending the fiscal year ended February 2017 by applying a perpetual growth rate ranging from two percent to three percent of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from nine percent to ten percent. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company’s estimated 2008 fiscal year-end average debt for the preceding 12 months and option exercise proceeds.

The first scenario of financial projections prepared by management and analyzed by JPMorgan included the benefit and associated costs of an assumed program of future acquisitions by the Company. This scenario also included the full benefit of the Company’s working capital productivity initiatives. This analysis indicated a range of equity values of between $33.50 and $46.50 per Share. This discounted cash flow scenario was deemed to be the most relevant discounted cash flow scenario by JPMorgan. The second scenario of financial projections prepared by management and analyzed by JPMorgan included only organic sales growth and excluded the benefits of any program of future acquisitions. It also included limited benefits from the Company’s working capital productivity initiatives. This analysis indicated a range of equity values of between $22.00 and $30.50 per Share. The third scenario of financial projections prepared by management and analyzed by JPMorgan included only organic sales growth and excluded the benefits of any program of future acquisitions but included the full benefit of the Company’s working capital productivity initiatives. This analysis indicated a range of equity values of between $26.50 and $35.25 per Share.

Other Information.

JPMorgan reviewed the Company’s stock performance since its initial public offering in November 2004. JPMorgan then compared the Company’s stock performance to that of an index of selected publicly traded distribution companies and fertilizer and agricultural chemical producers engaged in similar businesses which JPMorgan judged to be analogous to the Company and the S&P 500 over that same time period. The index of distribution companies consisted of the median share performance calculated on a daily basis of Genuine Parts Co; W.W. Grainger, Inc., WESCO International, Inc., Owens & Minor, Inc., Applied Industrial Technologies, Inc., Watsco, Inc. and Performance Food Group Company. The index of fertilizer and agricultural chemicals producers consisted of the median share performance calculated on a daily basis of Monsanto Company, The Mosaic Company, Potash Corporation of Saskatchewan Inc., Syngenta AG and Makhteshim Agan Group Ltd. The return on the Company’s stock since its initial public offering was 83 percent, compared to 41 percent and 329 percent for its distribution and fertilizer and agricultural chemical producer peer companies, respectively, and 25 percent for the S&P 500. JPMorgan noted that historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analysis, may be considered similar to those of the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and Merger.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise the Company with respect to the Offer and Merger and deliver an opinion to the Board with respect to the Offer and Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and Merger and the delivery of its opinion, the Company has agreed to pay JPMorgan a fee of approximately $14.6 million, a substantial portion of which will only become payable if the Offer and Merger are consummated. In addition, the Company has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the Federal securities laws.

During the two years preceding the date of this opinion, neither JPMorgan nor its affiliates have had any other significant financial advisory or other commercial or investment banking relationships with the Company or Parent, except that JPMorgan acted as co-managing underwriter in connection with Parent’s offering of $300 million of its debt securities in May, 2006 for which it received customary compensation. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company has retained JPMorgan as its financial advisor in connection with the Offer and the Merger. JPMorgan has provided a fairness opinion in connection with the Agreement, the Offer and the Merger, a copy of which is filed as Annex B hereto and is incorporated herein by reference.

Pursuant to an engagement letter dated November 29, 2007, the Company engaged JPMorgan to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of the engagement letter, the Company has agreed to pay JPMorgan a customary transaction fee, the principal amount of which is contingent on completion of the Offer and the Merger. In addition, the Company has agreed to reimburse JPMorgan for all reasonable and documented out-of-pocket expenses and to indemnify JPMorgan against various liabilities arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

On October 25, 2007, Jeffrey L. Rutherford, the Company’s Chief Financial Officer, acquired 2,000 Shares on the NASDAQ exchange at prices ranging from $30.00 to $30.32. No other transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans and payroll contributions to the Company’s 401(k) plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relates to (a) a tender offer or other acquisition of the Company’s securities by Parent, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a)	Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law (the “DGCL”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company has elected to not be governed by the provisions of Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Agreement and the transactions contemplated therein.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, if any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Offeror or any of its affiliates and the Company, then Offeror will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, then Offeror might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Offeror might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the Offer.

(b)	Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares who did not tender their Shares in the Offer at the Effective Time and has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer and the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and incorporated by reference herein.

(c)	Regulatory Approvals.

HSR Act.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The initial waiting period for an all-cash tender offer is 15 calendar days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and issues a formal request for additional information and documentary material. In the event of such request, the waiting period is extended until 10 calendar days after substantial compliance by Parent with such request.

If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the completion of any such transactions, the Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties, or individual States of the United States, may also bring legal actions under the antitrust laws of the United States. While the Company believes that completion of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Parent and the Company will each file its pre-Merger notification and report form with the Division and the FTC not later than December 14, 2007. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after the filing by Parent, unless such period is terminated earlier or extended by the issuance of a request for additional information and documentary material.

Canada Competition Filings.  Part IX of the Competition Act (Canada) (the “CA”) requires that a pre-merger notification be filed with the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and share acquisitions that exceed an additional voting interest threshold and the applicable waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. Where parties combine by agreement, the parties may choose to file either a short form (a 14-day waiting period) or a long form (a 42-day waiting period). However, if a short form is filed, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction may not be completed until 42 days after the long form is filed. Each party is responsible for filing their respective portion of a short-form or long-form filing.

The Commissioner has the authority to undertake a substantive competitive review of a transaction, and the Commissioner’s review may take less or more time than the applicable pre-merger notification waiting period. During the course of his or her review, the Commissioner may apply to the Competition Tribunal to challenge a transaction under Part VIII of the CA and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed, in whole or in part, or in the event of a completed merger, order its dissolution or the disposition of some of the assets or Shares involved.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where it is satisfied that it would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the CA. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that it is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the CA with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, its authority to challenge the transaction.

The Offer requires pre-merger notification to the Commissioner under the CA and Parent’s acquisition of the Company would be a “merger” for purposes of the merger provisions of the CA and subject to a substantive competition review by the Commissioner. The obligation of Parent to complete the Offer is, among other things, subject to the condition that (i) the Commissioner shall have issued an ARC under Section 102 of the CA in respect of the purchase of Company Shares by Parent, or (ii) the waiting period under Part IX of the CA shall have expired, been earlier terminated or have been waived in accordance with the CA and the Commissioner shall have advised Parent in writing that it has concluded that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the CA with respect to the purchase of Company Shares by Parent on terms acceptable to Parent.

Parent intends to apply to the Commissioner for an ARC in respect of the Offer and the Merger as soon as practicable following commencement of the Offer.

(d)	Top-Up Option.

Pursuant to the terms of the Agreement, the Company irrevocably granted to Offeror an option (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price, that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or any of its subsidiaries (including the Offeror and its subsidiaries) at the time of such exercise, shall constitute the least amount reasonably required so that Parent and its subsidiaries, taken as a whole, own more than 90 percent of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share as set forth below; provided that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares. The purchase price for the Top-Up Option Shares shall be equal to the Offer Price, which price shall be payable either, at Offeror’s election, (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price.

The Top-Up Option shall be exercised by Offeror, in whole or in part, at any time on or after the Acceptance Time (as defined in the Agreement) (so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow a short-form merger to occur), and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) upon exercise of the Top-Up Option, the number of Shares owned by Parent or Offeror or any wholly-owned Subsidiary of Parent or Offeror constitutes more than 90 percent of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, and (C) Offeror has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

Upon the exercise of the Top-Up Option in accordance with the foregoing, Parent shall so notify the Company and shall set forth in such notice (i) the number of Shares that are expected to be owned by Parent, Offeror or any wholly-owned subsidiary of Parent or Offeror immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares (and the Company shall issue the Top-Up Option Shares at such designated time). The Company shall, as soon as practicable following receipt of such notice, notify Parent and Offeror of the number of Shares then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Parent or Offeror, as the case may be, shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to the foregoing, and the Company shall cause to be issued to Parent or Offeror a certificate representing the Top-Up Option Shares.

Parent and Merger Sub acknowledge that the Top-Up Option Shares which Offeror may acquire upon exercise of the Top-Up Option will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Offeror is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the U.S. Securities Act of 1933. Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Offeror for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

The foregoing summary is qualified in its entirety by reference to the Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short-form Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90 percent of the outstanding Shares, Merger Sub will be able to effect the Merger after completion of the Offer as a short-form merger under Delaware law without any further action by the Company’s Stockholders.

If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90 percent of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger; however, if Merger Sub acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Merger Sub will be able to approve the Merger without any vote of any other Company stockholder.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended February 25, 2007.

•	the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 26, 2007.

•	the Company’s Current Reports on Form 8-K filed with the SEC since August 26, 2007 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h)	Projected Financial Information.

Certain financial projections prepared by the Company’s management were made available to Parent in connection with Parent’s due diligence review of the Company.

The Company’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Other than as indicated below, the financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company by Parent pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

These financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the

SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by the Company or Parent that they are viewed by the Company or Parent as material information of the Company, and in fact the Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

THE COMPANY’S
PROJECTED INCOME STATEMENT

	2008FC	2009	2010	2011	2012
	(dollars in millions)

Net Trade Sales	$3,212.5	$3,726.4	$4,321.8	$4,782.6	$5,265.1
Gross Profit	481.9	565.5	666.2	747.3	827.7
EBITDA	205.4	249.4	314.1	365.1	416.7
Operating Income	184.5	223.9	282.8	329.7	378.0

The financial projections presented above contain certain pro forma adjustments after giving effect to potential acquisitions during the periods presented and commencing primarily in fiscal year 2009. The financial projections are intended for informational purposes only and are not necessarily indicative of and do not purport to represent what the Company’s future financial condition will be. If such potential acquisitions were not to occur, the financial projections may be significantly lower, with projected net trade sales reduced to approximately the amounts set forth in the table below:

	2008FC	2009	2010	2011	2012
	(dollars in millions)

Net Trade Sales	$3,212.5	$3,326.4	$3,472.8	$3,632.6	$3,796.1

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated December 2, 2007 (incorporated herein by reference to Exhibit (a)(1)(i) of Schedule TO filed by Parent, Offeror and Merger Sub on December 10, 2007).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) of Schedule TO filed by Parent, Offeror and Merger Sub on December 10, 2007).
(a)(3)	Letter to Stockholders of the Company dated December 10, 2007.
(a)(4)	Joint Press Release issued by Parent and the Company on December 3, 2007 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on December 3, 2007).
(a)(5)	Letter from Kenny Cordell, the Company’s Chief Executive Officer, Chairman and President, to All Company Employees dated December 3, 2007 (incorporated herein by reference to Schedule 14D-9 filed by the Company on December 3, 2007).
(a)(6)	Letter from Fidelity Management Trust Company to Participants in the UAP Retirement Income Savings Plan, dated December 10, 2007.
(e)(1)	Agreement and Plan of Merger, dated as of December 2, 2007, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on December 3, 2007).
(e)(2)	Confidentiality Agreement between Parent and the Company dated as of September 25, 2006.
(e)(3)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 16, 2007.

Exhibit No.	Description

(e)(4)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 25, 2007.
(e)(5)	Amended and Restated Change of Control Employment Agreement between Larry K. Cordell and the Company, dated as of December 4, 2007 (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 6, 2007).
(e)(6)	Form of Amended and Restated Change of Control Employment Agreement (for David Bullock, Todd Suko and Jeffrey Rutherford) (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed by the Company on December 6, 2007).
(e)(7)	Form of Amended and Restated Change of Control Employment Agreement (for Kevin Howard, Dean Williams and David Tretter) (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed by the Company on December 6, 2007).
(e)(8)	Amended and Restated Change of Control Employment Agreement between Alan Kessock and the Company, dated as of December 5, 2007 (incorporated herein by reference to Exhibit 10.4 of Form 8-K filed by the Company on December 6, 2007).
(g)	Not applicable.
Annex A	Information Statement.
Annex B	Opinion of J.P. Morgan Securities Inc. dated December 2, 2007.
Annex C	Delaware Appraisal Statute (DGCL Section 262).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.

By:	/s/ Todd A. Suko
Name:     Todd A. Suko

Title:	Vice President, General Counsel and Secretary

Dated: December 10, 2007